Mail Stop 4561

January 12, 2009

David Schaeffer
Chief Executive Officer
Cogent Communications Group, Inc.
1015 31st Street N.W
Washington, D.C. 20007

      Re: Cogent Communications Group, Inc.
             Definitive Proxy Statement on Schedule 14A
             Filed on March 10, 2008
             File No. 001-31227

Dear Mr. Schaeffer:

We have reviewed your response letter dated November 26, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 28, 2008.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 9

General

1.   In your next response, describe the material features of the commission plan for your vice president of sales. Confirm that you will include similar disclosure in future filings.

Options and Restricted Stock, page 10

2.   We note your response to prior comment No. 5 as it relates to the payment of stock awards. In your next response, describe the experience of each member of your compensation committee with awards to CEOs that are the founder of the company and to other executives hired to build a start-up company. Then, describe in material detail how that experience led the compensation committee to determine the specific awards granted to your named executive officers. Finally, describe how the compensation

committee determined that the awards granted are sufficient to retain the named executive officers and are comparable to compensation received by management in other, similar companies. Confirm that you will include disclosure of this type in future filings.

Employment Agreements and Other Potential Post-Employment Payments, page 14

3.   We refer you to prior comment No. 11 and reissue that comment. Describe and explain in your next response how the appropriate payment levels are determined under the various circumstances that trigger payments under the employment agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Certain Relationships and Related Transactions, page 21

4.   We refer to prior comment No. 12. Confirm that future filings will describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K.

5.   We refer to prior comment No. 13 and reissue that comment. We note that your response to this comment states that your Form 10-Q for the quarter ended September 30, 2008 discloses the approximate dollar value of the amount of Mr. Schaeffer's interest in your headquarters lease. We disagree with your conclusion. Based on the information provided in your Form 10-Q for the quarter ended September 30, 2008, the approximate dollar value of the amount of Mr. Schaeffer's interest in your headquarters lease cannot be determined because you do not disclose his ownership interest in the family partnership. Confirm that your next filing will disclose the approximate dollar value of Mr. Schaeffer's interest in your headquarters lease.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have
any questions regarding comments on the financial statements and related matters. Please
address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202)
551-3477 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you
may contact me at (202) 551-3730.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief